UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

January 4, 2022

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Angola: Start-up of CLOV Phase 2 project (December 3, 2021)

Exhibit 99.2	Disclosure of Transactions in Own Shares (December 6, 2021)

Exhibit 99.3	EV charging stations: TotalEnergies to Install and Operate 800 New Charge Points in Ghent, Belgium (December 7, 2021)

Exhibit 99.4	TotalEnergies and Plastic Omnium Sign a Strategic Partnership to Accelerate Development of Recycled Plastic Materials in the Automotive Industry (December 8, 2021)

Exhibit 99.5	Gabon: TotalEnergies EP Gabon finalizes the divestment of interests in non-operated assets and the Cap Lopez Terminal (December 9, 2021)

Exhibit 99.6	Disclosure of Transactions in Own Shares (December 13, 2021)

Exhibit 99.7	Brazil: TotalEnergies expands its pre-salt footprint on giant low-cost and low emissions reserves (December 17, 2021)

Exhibit 99.8	New Caledonia: TotalEnergies and Prony Resources New Caledonia Join Forces for the Territory's Energy Transition through a 160 MW Solar Project (December 20, 2021)

Exhibit 99.9	Disclosure of Transactions in Own Shares (December 20, 2021)

Exhibit 99.10	TotalEnergies Launches the Largest Battery-Based Energy Storage Site in France (December 21, 2021)

Exhibit 99.11	Oman: TotalEnergies signs agreements for the development of low carbon natural gas projects (December 21, 2021)

Exhibit 99.12	Disclosure of Transactions in Own Shares (December 27, 2021)

Exhibit 99.13	Disclosure of Transactions in Own Shares (January 3, 2022)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: January 4, 2022	By:	/s/ ANTOINE LARENAUDIE
		Name:	Antoine LARENAUDIE
		Title:	Group Treasurer